

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 4, 2016

William Atlan
Chief Executive Officer
Atlan Media Inc.
Level 19, 1 O'Connell Street NSW
Sydney, 2000, Australia

> **Re:** **Atlan Media Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 27, 2016**
> **File No. 333-211184**

Dear Mr. Atlan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Financial Information, page 5

1. Please update the summary financial tables to reflect the balances as of and for the period from April 1, 2016 (Inception) to June 30, 2016. Please also update financial information disclosed elsewhere in the prospectus as applicable.

Dilution, page 14

2. Please revise to present dilution based on net tangible book value per share as of June 30, 2016.

Unaudited Balance Sheet, page F-11

3. Please tell us your basis in GAAP for classifying deferred offering costs as a current asset.

Unaudited Statement of Cash Flows, page F-13

4. We note that stock-based compensation for services previously presented in the audited statement of cash flows for the period from April 1, 2016 (Inception) to April 30, 2016 is included in proceeds from issuance of common stock in cash flows provided by financing activities.   Since stock-based compensation is a non-cash charge, please revise to present stock-based compensation as an adjustment to reconcile net loss to net cash used in operating activities.

5. Please tell us how the decrease in prepaid expenses between April 30, 2016 and June 30, 2016 is reflected in the statement. If prepaid expenses at April 30, 2016 represent deferred offering costs, please explain to us why the increase in prepaid expenses at April 30, 2016 is classified as an adjustment to reconcile net loss to net cash provided by operating activities.

Notes to Unaudited Financial Statements

Note 2. Summary of Significant Accounting Practices

General

6. Please disclose the types of costs and expenses classified as cost of goods sold, selling and marketing expenses and general and administrative expenses.

Revenue recognition, page F-15

7. Please describe your advertising arrangements and disclose how revenue is recognized for each type of arrangement. In addition, please tell us the authoritative guidance that supports your recognition policy. Also, please tell us if such advertising revenues are part of multiple element arrangements and if so, provide us with an analysis of your revenue recognition policy for such arrangements. Finally, please tell us how you considered whether your advertising revenues should be recognized on a gross or net basis pursuant to ASC 605-45-45.

Please contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products